EXHIBIT 99.2

Celanese AG

Media Relations                                                  [CELANESE LOGO]


Press Information                                        Corporate Center
                                                         Frankfurter Strasse 111
                                                         61476 Kronberg/Ts.
                                                         Germany
Board approves transfer of Celanese Americas Corp. to BCP Crystal Acquisition GmbH & Co. KG

                                                          Date: October 4, 2004

Kronberg, Germany - (CZZ: FSE): Celanese AG today announced, that the Celanese board of management has approved the divestment of Celanese Americas Corporation
(CAC) to BCP Crystal Acquisition GmbH & Co. KG (BCP). CAC is the holding company for the company's business operations in North America. The transfer of the company to BCP is still pending approval by the Celanese AG supervisory board. CAC will be divested at a value of approx. (euro)290 million, which reflects the result of a valuation of CAC by the Accounting Firm Ernst & Young. Ernst & Young had been retained by Celanese AG for a valuation of CAC in the course of the preparation of the Annual Accounts as of September 30, 2004 by Celanese AG.

BCP intends to transfer CAC to a U.S. holding company. These steps will optimize the group structure since the future parent company of the Celanese group will have its headquarters in the U.S.

In February 2004, BCP stated in its takeover offer documents that if it succeeded in acquiring Celanese AG, it planned to create a U.S. holding company and transfer CAC to it. The Celanese AG management board also referred to this intention in its reasoned opinion on the takeover offer.

In divesting CAC, the Celanese AG board of management is acting upon instructions from BCP under the domination and profit and loss transfer agreement between Celanese AG and BCP. This agreement went into effect on October 1, 2004.

Your Contacts:

Michael Kraft                                     Phillip Elliott
Phone: +49 (0)69/30514072                         Phone: +49 (0)69/305 33480
Telefax: +49 (0)69/305 36787                      Telefax: +49 (0)69/305 36784
Email: M.Kraft@celanese.com                       Email: P.Elliott@celanese.com


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Celanese AG is a global chemicals company with leading positions in its key products and world class process technology. The Celanese portfolio consists of four main businesses: Chemical Products, Acetate Products, Technical Polymers Ticona and Performance Products. In 2003, Celanese generated sales of around
(euro) 4.1 billion with about 9,500 employees. The company has 24 production plants and six research centers in 10 countries mainly in North America, Europe and Asia. For further information please visit our website www.celanese.com

Forward-looking statements: Any statements contained in this report that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "anticipate", "believe," "estimate," "intend," "may," "will," "expect," "plan" and "project" and similar expressions as they relate to Celanese or its management are intended to identify such forward-looking statements. Investors are cautioned that forward-looking statements in this report are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. Important factors include, among others, changes in general economic, business and political conditions, fluctuating exchange rates, the actual and expected length and depth of product and industry business cycles, changes in the price and availability of raw materials, actions which may be taken by competitors, application of new or changed accounting standards or other government agency regulations, the impact of tax legislation and regulations in jurisdictions in which Celanese operates, the timing and rate at which tax credit and loss carry forwards can be utilized, changes in the degree of patent and other legal protection afforded to Celanese's products, potential disruption or interruption of production due to accidents or other unforeseen events, delays in the construction of facilities, potential liability for remedial actions under existing or future environmental regulations and potential liability resulting from pending or future litigation, Celanese's ability to comply with the covenants and other restrictions in Celanese's debt instruments, a failure of which could lead to additional restrictions, costs, or an acceleration of Celanese's indebtedness and other factors discussed above. Many of the factors are macroeconomic in nature and are therefore beyond the control of management. The factors that could affect Celanese's future financial results are discussed more fully in its filings with the U.S. Securities and Exchange Commission. Celanese AG does not assume any obligation to update these forward-looking statements, which speak only as of their dates.